GENOMIC HEALTH, INC.
301 Penobscot Drive
Redwood City, California 94063
October 27, 2010
VIA EDGAR
Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Genomic Health, Inc. Form 10-K for fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 000-51541 Definitive Proxy Statement on Schedule 14A Filed April 29, 2010 File No. 000-51541
Dear Ms. Jenkins:
     This letter sets forth the response of Genomic Health, Inc. (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 30, 2010. To facilitate your review of the Company’s response to the Staff’s comment, we have reproduced below the Staff’s comment followed by the Company’s response.
Form 10-K for fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
General, page 50
1.	We note your response to our previous comment one. However, considering the significant percentage of product revenues you recognize upon cash collection, disclosure of amounts billed but not recognized for tests where services have been performed and results have been delivered is an important element that would enhance an investors’ understanding of your business, potential future revenues and performance. Accordingly,

Securities and Exchange Commission
October 27, 2010

please provide us with current disclosure and confirm in future filings you will expand your disclosures to include such amounts.
Response:
     In future filings, the Company will include in its discussion of Critical Accounting Policies and Significant Judgments and Estimates disclosure similar to the below:
     As of June 30, 2010, amounts outstanding for tests delivered, net of write-downs and adjustments, which were not recognized as revenue upon delivery because our accrual revenue recognition criteria were not met and which had not been collected totaled approximately $39 million. We cannot provide any assurance as to when, if ever, and to what extent these amounts will be collected.
     We believe the foregoing to be responsive to the Staff’s comment. Please direct any questions or comments regarding this response to the undersigned at 650.569.2290.

Sincerely,

/s/ G. Bradley Cole

G. Bradley Cole
Chief Operating Officer and
Chief Financial Officer
Genomic Health, Inc.

cc:	Kimberly J. Popovits, Genomic Health, Inc. Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP